SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                     FORM 11-K


(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934 (FEE REQUIRED)

    For the fiscal year ended December 31, 1995

                                     OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

     For the transition period from ________ to ________

                    Commission file number 33-24672

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

           Star Banc Corporation Thrift Savings 401(k) Plan
                      C/O Star Banc Corporation
                      Human Resources Department
                      425 Walnut Street M.L. 2020
                      Cincinnati, OH  45202


        B.  Name of issuer of the securities held pursuant to
            the plan and the address of its principal executive
            office:
                       Star Banc Corporation
                       425 Walnut Street
                       Cincinnati, OH  45202


        SIGNATURES

        The Plan.  Pursuant to the requirements of the Securities
        Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                      STAR BANC CORPORATION
                      THRIFT SAVINGS 401(k) PLAN


                        /s/ Daniel B. Benhase

                      ___________________________________________
                      Daniel B. Benhase
                      Executive Vice President




June 26, 1996

                          STAR BANC CORPORATION

                        THRIFT SAVINGS 401(K) PLAN

                              EIN:  31-0838189
                             PLAN NUMBER:  003


                           FINANCIAL STATEMENTS

                                  AS OF

                        DECEMBER 31, 1995 AND 1994



                              TOGETHER WITH

                             AUDITORS' REPORT

        STAR BANC CORPORATION
        INDEX TO ANNUAL REPORT
        ON FORM 11-K


  I.    Financial Statements                                Page

        (a)  Report of Independent Public Accountants        F-2

        (b)  Statements of Assets Available for           F-3 - F-4
             Benefits (with fund information) as
             of December 31, 1995 and 1994

        (c)  Statement of Changes in Assets Available       F-5
             for Benefits (with fund information) for the year ended December 31, 1995

        (d)  Notes to Financial Statements                F-6 - F-9

        (e)  Schedules of Assets Held for Investment     F-10 - F-14
             Purposes as of December 31, 1995

        (f)  Schedule of Reportable Transactions             F-15
             for the year ended December 31, 1995



 II.      Exhibit

                                                             Exhibit
                                                             Number

        (a)  Consent of Independent Public Accountants          23

Report of Independent Public Accountants


To the Board of Directors of
Star Banc Corporation:

We have audited the accompanying statements of assets available for benefits with fund information of the STAR BANC CORPORATION THRIFT SAVINGS 401(K) PLAN as of December 31, 1995 and 1994, and the related statement of changes in assets available for benefits with fund information for the year ended December 31, 1995. These financial statements and the schedules referred to below are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits with fund information of the Plan as of December 31, 1995 and 1994, and the changes in assets available for benefits with fund information for the year ended December 31, 1995, in conformity with generally accepted accounting principles.


Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedules of Assets Held for Investment Purposes and Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of assets available for benefits and the statement of changes in assets available for benefits is presented for purposes of additional analysis rather than to present the assets available for plan benefits and changes in assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                       /s/ ARTHUR ANDERSEN, LLP

Cincinnati, Ohio
June 26, 1996
                                     F-2

                                STAR BANC CORPORATION

                             THRIFT SAVINGS 401(K) PLAN

            STATEMENT OF ASSETS AVAILABLE FOR BENEFITS (WITH FUND INFORMATION)

                               AS OF DECEMBER 31, 1995

                                                                                        U.S.
                                                   Stable     Employer    Relative   Government     The
                                                   Asset       Stock       Value       Income     Stellar
                                       Total        Fund        Fund        Fund        Fund        Fund
CASH                               $       403 $       403 $         - $         - $         - $         -

RECEIVABLES:
  Contributions                         43,327       6,963      21,560       6,755       1,220       6,829

  Earnings on Investments              294,643      51,085     238,008          13       5,526          11

INVESTMENTS, (Note 4):
 Star Bank, N.A., Stable Asset Fund 10,235,945  10,235,945           -           -           -           -

  Common Stock of Star Banc
    Corporation - 586,249 Shares    34,881,808           -  34,881,808           -           -           -

  Star Relative Value Fund           5,644,605           -           -   5,644,605           -           -

  Star U.S. Government Income Fund     948,005           -           -           -     948,005           -

  The Stellar Fund                   4,772,491           -           -           -           -   4,772,491

  Star Treasury Fund                   138,633           -     138,633           -           -           -

  Trust for Short-Term U.S. Government
    Securities                          52,926      52,926           -           -           -           -

  Participant Loans                     57,835      10,681      37,484       2,757       2,031       4,882

ASSETS AVAILABLE FOR BENEFITS      $57,070,621 $10,358,003 $35,317,493 $ 5,654,130 $   956,782 $ 4,784,213




                          The accompanying notes to financial statements
                               are an integral part of this statement.

                                                  F-3

                                 STAR BANC CORPORATION

                              THRIFT SAVINGS 401(K) PLAN

          STATEMENT OF ASSETS AVAILABLE FOR BENEFITS (WITH FUND INFORMATION)


                               AS OF DECEMBER 31, 1994

                                                                                        U.S.
                                                                          Relative   Government
                                                   Stable     Employer     Value       Income       The
                                                   Asset       Stock        Fund        Fund      Stellar
                                       Total        Fund        Fund                               Fund
CASH                               $       218 $       218 $         - $         - $         - $         -

RECEIVABLES:
  Contributions                         26,214       4,120      12,479       4,052         714       4,849

  Earnings on Investments              253,210      49,909     199,371          25       3,875          30

INVESTMENTS, (Note 4):
  Star Bank, N.A., Stable Asset Fund 9,401,675   9,401,675           -           -           -           -

  Common Stock of Star Banc
    Corporation - 566,181 Shares    20,594,834           -  20,594,834           -           -           -

  Star Relative Value Fund           3,359,887           -           -   3,359,887           -           -

  Star U.S. Government Income Fund     602,150           -           -           -     602,150           -

  The Stellar Fund                   4,044,891           -           -           -           -   4,044,891

  Star Prime Obligations Fund          109,772           -     109,772           -           -           -

  Trust for Short-Term U.S. Government
    Securities                          26,355      26,355           -           -           -           -

  Participant Loans                     48,782       9,110      31,383         868       2,804       4,617

ASSETS AVAILABLE FOR BENEFITS      $38,467,988 $ 9,491,387 $20,947,839 $ 3,364,832 $   609,543 $ 4,054,387


                               The accompanying notes to financial statements
                                   are an integral part of this statement.

                                          STAR BANC CORPORATION

                                        THRIFT SAVINGS 401(K) PLAN

                                  STATEMENT OF CHANGES IN ASSETS AVAILABLE

                                    FOR BENEFITS (WITH FUND INFORMATION)

                                    FOR THE YEAR ENDED DECEMBER 31, 1995

                                                                                      U.S.
                                              Stable      Employer     Relative    Government      The
                                              Asset        Stock        Value        Income      Stellar
                                   Total       Fund         Fund         Fund         Fund         Fund
INCOME (LOSS) FROM INVESTMENTS:
  Dividends and Interest      $    953,506 $      2,237 $    948,058 $      1,523 $        179 $      1,509
  Net realized and unrealized
    gains and losses, including
    income from funds           16,367,470      734,992   13,575,033    1,298,236      110,100      649,109

      Net investment income     17,320,976      737,229   14,523,091    1,299,759      110,279      650,618


CONTRIBUTIONS (Note 3):
  Employers                      2,075,863      352,446    1,007,998      310,478       59,523      345,418
  Employees                      3,924,284      601,947    1,965,815      633,853      104,560      618,109
  Fund transfers                         -        5,112     (236,835)     336,454      132,568     (237,299)

      Net contributions          6,000,147      959,505    2,736,978    1,280,785      296,651      726,228

DISTRIBUTIONS TO PARTICIPANTS   (4,718,490)    (830,118)  (2,890,415)    (291,246)     (59,691)    (647,020)

      Net increase in
        assets available for
        benefits                18,602,633      866,616   14,369,654    2,289,298      347,239      729,826

ASSETS AVAILABLE FOR BENEFITS,
  beginning of year             38,467,988    9,491,387   20,947,839    3,364,832      609,543    4,054,387

ASSETS AVAILABLE FOR BENEFITS,
  end of year                 $ 57,070,621 $ 10,358,003 $ 35,317,493 $  5,654,130 $    956,782 $  4,784,213



                                   The accompanying notes to financial statements
                                        are an integral part of this statement.

                           STAR BANC CORPORATION

                        THRIFT SAVINGS 401(K) PLAN

                       NOTES TO FINANCIAL STATEMENTS

                         DECEMBER 31, 1995 AND 1994


(1) Plan Description-


(a) Nature of Operations--The Star Banc Corporation Thrift Savings 401(k) Plan (the Plan) was adopted by Star Bank, N.A. (the Bank) on January 1, 1985, by Star Bank, N.A., Indiana on September 30, 1986 and by Star Bank, N.A., Kentucky on February 1, 1988. The Plan provides eligible employees the opportunity to save for future financial needs by setting aside a portion of their compensation through payroll deductions.

(b) Administration--The Plan is administered by a committee (the administrator) appointed by the Board of Directors of the Bank and is trusteed by the Trust Financial Services Group of the Bank. Administrative expenses of the Plan are paid by the employers.

(c) Participation--The Plan covers all employees of Star Banc Corporation and participating affiliates (as defined in the Plan agreement) who have attained age 21 and completed a minimum of one thousand hours in one year of service. At December 31, 1995 and 1994, there were 2,717 and 2,552 active participants, respectively.

(d) Plan Contributions--Employees can elect to contribute up to ten percent of their base pay, as defined, to the Plan. Pursuant to Section 401(k) of the Internal Revenue Code, contributions to the Plan and the earnings therefrom are not subject to federal and state income taxes until the amounts are subsequently distributed to the participant. The participants' employers make contributions which are equal to the participant's contribution, up to three percent of the participant's base pay.

(e) Investments--Contributions are received and invested by the Trustee once each week. The Trustee invests contributions as directed by each participant (see Note 4). Dividend and interest income and realized and unrealized gains or losses on investments are allocated to individual participant's accounts on a daily basis.

(f) Vesting--A participant is 100% vested upon entering the Plan. Participants who terminate employment receive one hundred percent of contributions and Plan earnings which have been allocated to their accounts. Participants may, after reaching the age of 59 1/2, elect to terminate participation and receive full distribution of their accounts. In addition, participants may apply for hardship withdrawals/loans subject to approval by the Administrator.

(2) Significant Accounting Policies-


(a) Basis of Accounting--The financial statements of the Plan are maintained on the accrual basis of accounting. The financial statements are prepared in accordance with generally accepted accounting principles, which require the use of certain estimates by management in the determination of assets, liabilities and income. Actual results could differ from those estimates.

(b) Investment Valuation--The Plan's investments are valued at market as determined by the Trustee by reference to published market data, except for investments in guaranteed investment contracts of the Stable Asset Fund, which are carried at fair value. Unrealized appreciation or depreciation of investments is reflected currently in the Statement of Changes in Assets Available for Benefits. Earnings on investments include dividends on corporate common stock, interest on temporary investments, and earnings from mutual funds and collective investment funds.

(c) Plan Year--The Plan and all of its records are kept on a calendar-year basis.



(3) Contributions-
   Contributions made by employees of each employer and amounts contributed by each employer for the year ended
    December 31, 1995 are as follows:




                                      Employees'      Employer
                                    Contributions   Contributions
   Star Bank, N.A.                     $3,593,126      $1,884,215
   Star Bank, N.A., Indiana               121,949          75,005
   Star Bank, N.A., Kentucky              209,209         116,643
                                     $3,924,284      $2,075,863




(4) Investments-
          At December 31, 1995 and 1994, the Plan's Stable Asset
           Fund, Relative Value Fund, U.S. Government Income Fund, and The Stellar Fund held investments in a variety of funds managed by the Bank. The following summarizes the nature of the primary underlying assets which comprise the investment portfolio of each of the funds.

(4) continued


                         Primary                Primary
   Investment Fund      Investment             Underlying Assets
   -----------------    ----------------       -----------------
   Stable Asset Fund    Star Bank, N.A.,       Pool of investment
                        Stable Asset Fund      contracts issued
                        (a fund within         by a diversified
                        Star Bank, N.A.,       list of insurance
                        Pooled Investment      companies
                        Trust for Corporate
                        Employee Benefit Plans)


  Employer Stock Fund   Common Stock           Star Banc
                                               Corporation
                                               common stock


  Relative Value Fund   Star Relative Value    Common stocks of
                        Fund (a mutual fund)   large companies in
                                               a wide variety of
                                               industries

  U.S. Government       Star U.S. Government   U.S. Treasury
    Income Fund         Income Fund (a mutual  notes, and Federal
                        fund)                  Agency obligations

  The Stellar Fund      The Stellar Fund (a    Approximately equal
                        mutual fund)           weightings of U.S.
                                               companies' stocks,
                                               U.S. Government and
                                               Corporate bonds,
                                               international
                                               securities, real
                                               estate securities,
                                               precious metal
                                               securities and
                                               money market
                                               securities such as,
                                               Treasury bills,
                                               bank deposits and
                                               bankers' acceptances.



  The Bank is the investment adviser for the Star Bank, N.A., Stable Asset Fund, the Star Relative Value Fund, U.S. Government Income Fund and The Stellar Fund. Prior to investment, funds awaiting investment in each of the above options or Star Banc Corporation Common Stock, are temporarily invested in the Star Treasury Fund, a short-term U.S. Treasury obligation fund managed by Star Bank, N.A.. Previously, such funds were invested in Star Prime Obligations Fund, which was also managed by Star Bank, N.A.. Funds awaiting annuity distributions are invested in the Trust for Short-Term U.S. Government Securities, a trust fund managed by Federated Securities Corporation.

(4) continued


  Investments which represent five percent or more of the Plan's net assets are as follows:


                      December 31, 1995        December 31, 1994
                                   Fair                     Fair
                    Shares        Value       Shares       Value
Star Bank, N.A., ----------  -----------    ---------  ----------
 Stable Asset
 Fund            10,235,945  $10,235,945    9,401,675  $9,401,675

Common Stock of
 Star Banc
 Corporation        586,249  $34,881,808      566,181 $20,594,834

Star Relative
 Value Fund         372,581   $5,644,605      294,986  $3,359,887

The Stellar Fund    392,152   $4,772,491      369,396  $4,044,891


(5) Benefits and Withdrawals Payable-
    Amounts payable to participants who have terminated their interest in the Plan at December 31, 1995 and December 31, 1994, which were unpaid at those dates, were $254,564 and $487,713, respectively. These amounts are considered as a component of assets available for benefits in the accompanying Statements of Assets Available for Benefits (with fund information). Distributions are made on a monthly basis.


(6) Tax Status-
    The Plan obtained its latest determination letter on March 10, 1992, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan therefore received tax exempt status under Section 401 of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and tax exempt as of December 31, 1995.

EIN:  31-0838189                            SCHEDULE I
Plan Number 003                            Page 1 of 5


                         STAR BANC CORPORATION

                      THRIFT SAVINGS 401(K) PLAN

                          STABLE ASSET FUND

       ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                        AS OF DECEMBER 31, 1995





                                           Shares/                        Current
Identity of Issuer/Asset Description     Par Value         Cost            Value
*Star Bank, N.A., Stable Asset Fund     10,235,945    $10,235,945     $10,235,945

Trust for Short-Term U.S. Government
  Securities                                52,926    $    52,926     $    52,926

Participant Loans, interest at
  7.0% to 10.0%                                  -    $    10,681     $    10,681






In accordance with Section 2520.103-9, the Pension
Review Committee of Star Banc Corporation hereby certifies that the Plan is in receipt of the most recent annual statement of assets and liabilities of the Star Bank, N.A., Stable Asset Fund, in which the
Plan has an investment. In addition, a notice has been received by the Plan from the Trust Financial
Services Group of Star Bank, N.A. (Trustee) informing the Plan that the proper procedure was followed in filing a copy of the most recent annual statement of assets and liabilities of the fund in which the Plan has an investment with the Department of Labor. The
Employer Identification Number of the fund is 31-6355823.















*-Represents a party-in-interest transaction

EIN:  31-0838189                            SCHEDULE I
Plan Number 003                            Page 2 of 5

                      STAR BANC CORPORATION

                   THRIFT SAVINGS 401(K) PLAN

                      EMPLOYER STOCK FUND

    ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                    AS OF DECEMBER 31, 1995





                                            Shares/                        Current
Identity of Issuer/Asset Description     Par Value        Cost              Value
*Common Stock of Star Banc Corporation     586,249    $16,624,631    $ 34,881,808

*Star Treasury Fund                        138,633    $   138,633    $    138,633

Participant Loans, interest at
  7.0% to 10.0%                                  -    $    37,484    $     37,484




























*-Represents a party-in-interest transaction

EIN:  31-0838189                            SCHEDULE I
Plan Number 003                            Page 3 of 5

                     STAR BANC CORPORATION

                  THRIFT SAVINGS 401(K) PLAN

                     RELATIVE VALUE FUND

   ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                   AS OF DECEMBER 31, 1995




                                            Shares/                         Current
Identity of Issuer/Asset Description     Par Value         Cost              Value
*Star Relative Value Fund                   372,581    $ 4,544,606     $ 5,644,605

Participant Loans, interest at
 7.0% to 10.0%                                    -    $     2,757     $     2,757

























*-Represents a party-in-interest transaction

EIN:  31-0838189                          SCHEDULE I
Plan Number 003                          Page 4 of 5

                          STAR BANC CORPORATION

                       THRIFT SAVINGS 401(K) PLAN

                       U.S. GOVERNMENT INCOME FUND

         ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                         AS OF DECEMBER 31, 1995





                                            Shares/                        Current
Identity of Issuer/Asset Description     Par Value           Cost           Value
*Star U.S. Government Income Fund          94,141     $   909,966     $   948,005

Participant Loans, interest at
 7.0% to 10.0%                                  -     $     2,031     $     2,031
























*-Represents a party-in-interest transaction

EIN:  31-0838189                           SCHEDULE I
Plan Number 003                           Page 5 of 5

                        STAR BANC CORPORATION

                      THRIFT SAVINGS 401(K) PLAN

                          THE STELLAR FUND

       ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                        AS OF DECEMBER 31, 1995




                                            Shares/                        Current
Identity of Issuer/Asset Description     Par Value         Cost             Value
*The Stellar Fund                          392,152    $ 4,420,752     $ 4,772,491

Participant Loans, interest at
 7.0% to 10.0%                                   -    $     4,882     $     4,882




























*-Represents a party-in-interest transaction

EIN:  31-0838189                           SCHEDULE II
Plan Number 003

                            STAR BANC CORPORATION

                          THRIFT SAVINGS 401(K) PLAN


               ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1995


                                                                               Current
                                                                                Value
                                     Aggregate     Aggregate      Cost of    of Asset on     Net
                                     Purchase       Selling       Assets     Transaction    Gain
   Description of Asset                Price         Price         Sold         Date      or (Loss)

By Asset:
Star Banc Corporation
 Common Stock                     $  3,263,832  $    691,416  $    367,356       (A)    $  324,060

Star Treasury Fund                  13,235,003    13,177,745    13,177,745       (A)             -

Star Bank, N.A., Stable Asset Fund   1,445,385     1,270,980     1,270,980       (A)             -


By Broker:

Lehman Brothers Inc.                 3,214,116       691,416       367,356       (A)       324,060




(A)  The current value of all assets acquired or disposed of, at the time of acquisition or disposition, is equal to the purchase price or selling price, respectively.
